Intelligent Buying, Inc.

260 Santa Ana Court

Sunnyvale, CA 94085.

Tel. (408) 744-1001

December 27, 2007

By EDGAR Transmission and by Hand Delivery

Peggy Fisher

Assistant Director

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Intelligent Buying, Inc.
Amendment No. 7 to Registration Statement on
Form SB-2
Filed September 25, 2007

File No. 333-133327

Ladies and Gentlemen:

On behalf of Intelligent Buying, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated October 3, 2007, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Prospectus Cover Page

1.

Please refer to prior comment 1. Please revise the fourth paragraph to quantify the number of shares that Sophia Malobrodsky will sell at a fixed price. Also state that she is acting as an underwriter with respect to the shares she is selling in this offering.

U.S. Securities and Exchange Commission

December 27, 2007

COMPANY RESPONSE:

We have revised the cover page to indicate the number of shares she will be selling in the offering and that she will be acting as an underwriter with respect to such shares.

Prospectus Summary, page 1

2.

Please refer to prior comment 2. Please clarify the reference to the "Offering."

COMPANY RESPONSE:

The reference to the “Offering” has been deleted.

Concentrated Control Risks, page 4

3.

It appears that the beneficial ownership of your founders, upon conversion, would be almost 85%, as noted on page 19. Please revise here and throughout this filing.

COMPANY RESPONSE:

We have revised the risk factor to accurately state that the founders would hold 84.88% of the common stock on conversion of the preferred stock.

Determination of the Offering Price, page 13

4.

Revise to disclose that approximately 70% of the shares being registered for resale were issued in exchange for debt at a value of $.15 per share. Also clarify that your two founders paid $200 for securities that are convertible into 5 million shares.

COMPANY RESPONSE:

We have revised our disclosure to report the value utilized on the debt exchange and the original price paid for their shares by the Company’s founders.

U.S. Securities and Exchange Commission

December 27, 2007

Executive Compensation, page 41

5.

Please refer to prior comment 9. Please disclose that your founders initially paid $200 for the 20,000 shares of common stock they held. Also state that nine days after the exchange of their common stock for the preferred stock that was convertible into 5 million shares of common stock, the registrant conducted a private placement and sold shares for $.75 per share. Revise to clarify that, assuming the private placement shares were sold at fair market value, the value of the preferred shares convertible into 5 million shares was $3,750,000 at the time of the share exchange. Revise the last sentence to clarify that there was no active trading market.

COMPANY RESPONSE:

We have revised the disclosure to incorporate each of the points raised in the comment.

Financial Statements for the year ended December 31, 2006

Statements of Operations, page F-3

6.

Please show us how you calculated basic and diluted net loss per common share of $(1.20) as of December 31, 2005. It appears to recalculate as $(2.94). Revise or advise.

COMPANY RESPONSE:

We have revised the amount to ($2.94).

Note 3. Notes Payable — Related Party, page F-8

7.

Please refer to prior comment 14. We note from your response that the commitment date with regards to the beneficial conversion feature of $.15 per share was January 2, 2006. We also note your discussion that you believed at the time that $.15 represented the fair value of the shares at that date. However, we note that you sold shares in a private placement in March 2006 for $.75 per share. Please clarify for us what events occurred that led to the significant increase in the deemed fair value of your common shares between January 2006 and March 2006.

U.S. Securities and Exchange Commission

December 27, 2007

COMPANY RESPONSE:

We have revised the financials and the note to state that the shares issued in exchange for the notes were valued at $.75 per share (an aggregate of $164,000—the same price as the March 2006 private placement).

8.

In this regard, we also note that you issued 500,000 shares of common stock to the Altitude Group for services in April 2006 and you valued these services at $100,000. It appears, therefore, by calculation, that you issued these shares at $.20 per share. This follows your private placement, just 8 days prior, at $.75 per share. Please tell us more about how you valued the services provided at $100,000.

COMPANY RESPONSE:

We have revised the financials to state that the shares issued in to Altitude Group were valued at $.75 per share ($375,000)—the same price as the March 2006 private placement.

9.

Please refer to prior comment 15. We note your disclosure under Item 19.  Certain Transactions, continues to refer to January 2, 2007 and March 22, 2007.  Please revise or advise.

COMPANY RESPONSE:

We have revised our disclosure to state the correct dates.

Note 5. Stockholders' Equity (Deficiency), page F-9

10.

Please refer to prior comment 16. We note from your response that you have included a reference to Note 5 on the balance sheet, but we do not see where the liquidation preference is stated in the footnote. Please revise or advise.

COMPANY RESPONSE:

The liquidation preference is included in Note 5, second paragraph, the 2nd bullet point.

U.S. Securities and Exchange Commission

December 27, 2007

11.

Please refer to prior comment 17. We note from your response that you treated the exchange of the 20,000 common shares for 2,500,000 preferred shares as an equal exchange. Please provide us with your complete analysis, including the accounting guidance upon which you based your accounting. Also, specifically tell us how you considered each of the following as part of your analysis:

•

The private placement of your common shares completed only 9 days later at $.75 per share;

•

The liquidation preference of the Series A Preferred Stock; and

•

The conversion feature of the Series A Preferred Stock.

COMPANY RESPONSE:

The exchange of the 20,000 shares of common for 2,500,000 shares of preferred stock was treated as an equal exchange of shares.  Prior to the exchange, the 20,000 shares of common stock represented 100% of the issued and outstanding shares of the Company and as a result, 100% of the fair value of the Company.  The issuance of the preferred and the corresponding cancelation of the common shares resulted in absolutely no change in control or value of the Company.   Additionally, at the time of the exchange, the Company had a negative net  worth so the value received by the shareholders did not exceed the initial cost of the shares purchased.  With this as the basis for the accounting, no entries were required other than to remove the common stock and replace it with the preferred.

The subsequent private placement was offered to investors based upon the representations which, among other things, assumed that with the appropriate funding, the Company could begin profitable operations thereby creating value for the investors.  The price paid by such investors has no relevance to the discussion of the exchange of the shares by the founders.

Financial Statements for the period ended June 30, 2007, page F-12

Balance Sheet, page F-12

12.

We note that your balance sheet for the year ended December 31, 2006 does not total properly and your cash balance does not appear to be that same as that presented in your annual audited financial statements for the year ended December 31, 2006. Please revise or advise.

COMPANY RESPONSE:

We have revised our disclosure to correct this.

U.S. Securities and Exchange Commission

December 27, 2007

13.

Please refer to prior comment 16. We note your reference on the face of the Balance Sheets to Note 2 with regards to your Preferred Stock. Note 2 discloses the components of property, plant and equipment. It does not appear that this reference is correct. Revise to disclose the liquidation preference of your preferred stock on the face of the balance sheet.

COMPANY RESPONSE:

This was a typo and the proper reference is to Note 5.

Statement of Cash Flows, page F-14

14.

Please refer to prior comment 21. We note that you revised the Statement of Cash Flows to remove the line item "exchange of common stock for preferred stock" included previously in the operating cash flow activity for the three month period ended March 31, 2006. However, it appears you have now included this same adjustment as a financing activity referred to as "issuance of preferred shares." Clarify for us when you sold preferred shares for $2,500 in fiscal 2006. It appears from your equity rollforward that the only activity related to the preferred shares was the exchange of common shares for preferred shares, which was a non-cash transaction. Revise or advise.

COMPANY RESPONSE:

We have revised the Statement of Shareholders’ Equity to be consistent with the changes previously detailed above.

U.S. Securities and Exchange Commission

December 27, 2007

Note 1. Significant Accounting Policies, page F-15

Stock-based Compensation, page F-16

15.

Please refer to prior comment 13. We noted that you revised your financial statements for the year ending December 31, 2006 to reflect the adoption of SFAS 123(R). Please revise your disclosure in the interim financial statements as well.

COMPANY RESPONSE:

We have made this revision in the interim statements.

Note 5. Stockholders' Deficiency, page F-18

Common Stock, page F-19

16.

We note your disclosure currently discusses the number of shares outstanding as of December 31, 2006. Please revise to discuss shares outstanding as of June 30, 2007 as well.

COMPANY RESPONSE:

We have revised the disclosures in the September 30, 2007 interim statements.

Exhibit 23.1

17.

We noted that the current consent provided by your independent accountants is dated September 21, 2006. Please amend the filing to file an appropriately dated consent.

COMPANY RESPONSE:

The current consent has been appropriately updated.

U.S. Securities and Exchange Commission

December 27, 2007

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

INTELLIGENT BUYING, INC.

By:

/s/ Eugene Malobrodsky

Eugene Malobrodsky

Chief Executive Officer